SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 5)
                            -----------------------

                             BEI TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                             SCHNEIDER ELECTRIC SA
                          BEACON PURCHASER CORPORATION
                      (Name of Filing Persons (Offerors))

                    Common Stock, par value $.001 per Share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   05538P104
                     (CUSIP Number of Class of Securities)

                            Juan Pedro Salazar, Esq.
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                  43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                     France
                              33 (0) 1 41 29 70 00
                     (Name, address and telephone number of
                    person authorized to receive notices and
                 communications on behalf of the filing person)

                                   Copies to:

            Randall Doud, Esq.                         Howard Japlon, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP          Beacon Purchaser Corporation
            Four Times Square                        1415 South Roselle Road
         New York, New York 10036                 Palatine, Illinois 60067-7399
              (212) 735-3000                              (847) 397-2600

                           CALCULATION OF FILING FEE

          Transaction Valuation*                       Amount of Filing Fee**
          ---------------------                        --------------------

               $532,199,402                                   $106,440


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,978,324 shares of common stock of BEI Technologies, Inc. at the tender offer price of $35.00 per share of common stock. The transaction value also includes the offer price of $35.00 less $11.87, which is the average exercise price of outstanding options, multiplied by 344,058, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $106,440          Filing Party:  Schneider Electric
                                                           SA and Beacon
                                                           Purchaser Corporation
Form or Registration No.  SC TO-T           Date Filed:    August 3, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|     third-party tender offer subject to Rule 14d-1.
     |_|     issuer tender offer subject to Rule 13e-4.
     |_|     going-private transaction subject to Rule 13e-3.
     |_|     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 3, 2005 by Beacon Purchaser Corporation, a Delaware corporation ("Purchaser"), and Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France ("Parent"), relating to the third-party tender offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $.001 per share, including the associated preferred share purchase rights, of BEI Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2005 and filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Purchaser and Parent.

Items 1, 4 and 11.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         "On August 31, 2005, Parent issued a press release announcing that the Offer has been extended until 5:00 p.m., New York City time, on Wednesday, September 14, 2005. The Offer had previously been scheduled to expire at midnight, New York City time, on August 30, 2005. Based on information provided by the Depositary to Parent, as of midnight New York City time, on Tuesday, August 30, 2005, stockholders of the Company had tendered into the Offer 11,529,820 Shares, which represented approximately 77% of the Company's outstanding common stock. The Depositary also advised Parent that notices of guaranteed delivery had been received in respect of approximately 2.3 million additional Shares. In addition, 277,791 Shares that constitute unvested restricted stock of the Company had also been deposited with the Depositary. Such 277,791 Shares were not included in the foregoing totals, as they may not be validly tendered in the Offer and may only be purchased in a subsequent offering period or acquired through the Merger. A copy of the press release is filed as Exhibit (a)(1)(H) and is incorporated herein by reference."

Item 12.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         "(a)(1)(H) Press Release issued by Schneider Electric SA, dated August 31, 2005."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SCHNEIDER ELECTRIC SA


                                             By: /s/ Juan Pedro Salazar
                                                 ----------------------------
                                             Name:  Juan Pedro Salazar
                                             Title: Senior Vice President and
                                                    General Counsel


                                             BEACON PURCHASER CORPORATION


                                             By: /s/ Juan Pedro Salazar
                                                 -----------------------------
                                             Name:  Juan Pedro Salazar
                                             Title: Vice President





Date:  August 31, 2005

                               INDEX TO EXHIBITS

(a)(1)(H) Press Release issued by Schneider Electric SA, dated August 31, 2005.